890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

October 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Alexandra Barone, Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Senior Staff Accountant
Mr. Larry Spirgel, Office Chief

Re:	890 5th Avenue Partners, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 1, 2021
File No. 333-258343

Ladies and Gentlemen:

Set forth below are the responses of 890 5th Avenue Partners, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 8, 2021, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-258343 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 3, unless otherwise specified.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Amendment No. 2 to Registration Statement on Form S-4 filed October 1, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, page 191

1.	You state in your response to prior comment 4 that Buzzfeed's ability to monetize a visitor or view is highly dependent on the amount of time spent by the visitor or viewer. It appears that the company is able to better monetize your products and deliver more ads the longer amount of time a user spends per visit. As such, it is unclear how total number of hours spent per year alone provides meaningful information. As such, we continue to believe that including additional information regarding user engagement would provide further insight into your ability to monetize your products. In this regard, please tell us your consideration to provide a measure of average time spent per visit or per user for each period presented. Alternatively, disclose the number of users, or the percent change in number of users, for each period presented and explain any limitations with regards to such measure as indicated in your response. Refer to SEC Release 33-10751.

RESPONSE:

In connection with the October 21, 2021 telephonic discussion with Ms. Collins and Ms. Kindelan of the Staff and representatives of BuzzFeed, Inc. (“BuzzFeed”), counsel to BuzzFeed and counsel to the Company, the Company and BuzzFeed have considered the Staff’s comment and related SEC guidance. In particular, the Company and BuzzFeed have further considered SEC Release 33-10751 “Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “Guidance”) as it relates to key performance indicators and metrics and Item 303(a) of Regulation S-K which requires disclosure of information not specifically referenced in the item that the company believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations, as well as discussion and analysis of other statistical data that in the company’s judgement enhances a reader’s understanding of MD&A.

BuzzFeed is a cross-platform content publisher that operates under a differentiated business model that is not readily comparable to the business models of other public reporting companies. As a cross-platform content publisher that drives user engagement across platforms, including BuzzFeed’s portfolio of owned & operated properties and other content aggregation platforms, including Apple News, and social platforms, notably Facebook and YouTube, BuzzFeed is concerned with maximizing the time spent with its content, as it impacts both BuzzFeed’s relevance and its value proposition to its advertisers and the social platforms BuzzFeed uses to distribute its content. BuzzFeed believes that, by publishing content cross-platform, it complements social platforms and contributes to those platforms’ audience engagement. Accordingly, BuzzFeed derives the substantial majority of its advertising revenue from display advertising units (e.g., banners, in feed units) on its owned & operated properties, mid-roll video and display advertising units on Facebook, and pre-roll and mid-roll video advertising units on YouTube.

Time Spent is defined as the estimated total number of hours spent by users on (i) BuzzFeed’s owned & operated US properties, as reported by ComScore, (ii) BuzzFeed’s content on Apple News in the US, as reported by ComScore, (iii) BuzzFeed’s content on YouTube in the US, as reported by ComScore, and (iv) BuzzFeed’s content on Facebook worldwide, as reported by Facebook. Time Spent therefore, encompasses the level of engagement in aggregate across the primary US platforms wherein a substantial portion of BuzzFeed’s content is monetized. Although Time Spent excludes non-US properties where reliable third-party information is not available, because foreign revenue represented less than 10% of total revenue for the six months ended June 30, 2021 and years ended December 31, 2020 and 2019, management believes Time Spent is an informative and representative metric. Time Spent allows BuzzFeed management to understand on a consistent basis how its readers and viewers are engaging with BuzzFeed’s content as opposed to other metrics, such as views, which are defined differently across the platforms on which BuzzFeed operates. BuzzFeed’s display advertising products load when a user navigates to a piece of content, may be refreshed periodically, and additional advertising units may be displayed as the user scrolls through the content. BuzzFeed’s video advertising products may be inserted at the beginning of a video, in the case of pre-roll products, and inserted at intervals throughout the duration of a video in the case of mid-roll products, such that longer-duration videos may contain more advertising units. As a result, monetization of BuzzFeed’s content is significantly impacted by the amount of time spent by its audience in the aggregate - either through a large number of short-duration visits, with a lesser number of advertising units served per visit, or a smaller number of longer-duration visits with a greater number of advertising units served per visit. Since BuzzFeed’s monetization is significantly impacted by the amount of time spent by BuzzFeed’s audience in the aggregate, BuzzFeed management believes that Time Spent provides the most meaningful information regarding audience engagement, and its ability to monetize its audience.

While average time spent per visit or user, or alternatively, the number of users, or the percent change in number of users (collectively, the “User Metrics”), for each period presented could seem meaningful to BuzzFeed’s ability to monetize its products, BuzzFeed management does not use these User Metrics routinely or primarily to evaluate the overall performance of its historic or current business. BuzzFeed acknowledges that, on an individual platform level, some of these User Metrics are available for certain platforms and from time to time management periodically reviews certain User Metrics for certain platforms in order to understand the drivers of revenue performance. However, BuzzFeed encounters significant challenges in obtaining and/or verifying the individual User Metrics on an aggregated basis and, thus, is not in a position to report any of the User Metrics on a consistent or reliable basis.

In particular:

•	Because BuzzFeed distributes its content on a subscription-free basis across multiple platforms, BuzzFeed does not currently utilize a measure of the aggregate number of unique users across platforms. Instead, BuzzFeed is most concerned with the aggregate amount of time that its audience spends with its content rather than the number of unique users of its content. Further, while BuzzFeed can measure unique users to its owned & operated properties as well as unique users who engage with BuzzFeed content on YouTube through ComScore data, BuzzFeed is currently unable to measure unique users who engage with BuzzFeed content on Facebook, a platform wherein BuzzFeed derives a material portion of its advertising revenue. For example, approximately [***] of BuzzFeed’s 2020 advertising revenue is generated from advertising run specifically on Facebook with a further [***] of Buzzfeed’s advertising revenue for 2020 arising from cross-platform advertising products where BuzzFeed selects the platform on which the adverting is run, including Facebook. As such, BuzzFeed believes that disclosing unique users or average time spent per user for only the platforms for which BuzzFeed has the data would be of limited utility to an investor in understanding trends in its advertising revenue. Additionally, since BuzzFeed often sells its advertising solutions to customers on a cross-platform basis, BuzzFeed does not believe that providing data on its unique users for specific platforms would be consistent with how management views and manages BuzzFeed’s business.

•	BuzzFeed does not currently utilize a measure of aggregate views of its owned & operated properties and content on third-party platforms as a key performance indicator as BuzzFeed has found that trends in views do not strongly correlate to trends in its revenue. Further, there is no consistent measure of the number of views of Buzzfeed’s content across the primary platforms on which BuzzFeed monetizes its content. On BuzzFeed’s owned & operated properties, BuzzFeed measures a view as a visit to a page. In contrast, BuzzFeed relies on reporting from YouTube and Facebook to measure views of BuzzFeed’s content on those platforms. However, YouTube and Facebook do not measure a view on a consistent basis. Facebook provides two measures of views: views that exceed three seconds and views that exceed one minute. YouTube has not disclosed to BuzzFeed its methodology for measuring views. The nature of a view also may differ substantially between platforms. For example, a view of a page on one of BuzzFeed’s owned & operated properties, which contains multiple pieces of content and multiple ad units, differs substantially from a view of a post or a brief video on Facebook. Given the lack of a consistent measurement basis, BuzzFeed believes disclosing an aggregate number of views could be potentially misleading and would not provide useful information to investors. Furthermore, BuzzFeed does not find views to be a useful metric in managing its business and evaluating its performance as a large number of views that BuzzFeed generates may not be monetizable at all, such as any video view on Facebook that is not watched through the mid-roll, while other views, such as a view of BuzzFeed’s homepage, can afford significant monetization opportunities.

•	BuzzFeed has also considered whether it would be useful to investors if BuzzFeed disclosed a measure of the number of sold/monetized impressions. However, BuzzFeed notes that approximately 24% of its 2020 advertising revenue was generated from sources for which BuzzFeed is unable to obtain impression data from the third-party intermediaries utilized or from advertising products that are not monetized on a per-impression basis. Therefore, BuzzFeed does not believe that disclosing the number of sold/monetized impressions for the sources and product types for which impression data is available in isolation provides a fair representation of the degree of monetization of its audience. BuzzFeed further notes that although it does not utilize sold/monetized impressions as a key performance indicator or to manage the business, BuzzFeed believes that information regarding changes in sold/monetized impressions for the sources and product types for which impression data is available can be helpful in understanding changes in its advertising revenue. Therefore, BuzzFeed has incorporated discussion of such changes into its discussion of results of operations.

•	BuzzFeed has also considered whether it would be helpful to investors if it disclosed a measure of total monetizable impressions or the proportion of sold/monetized impressions to total monetizable impressions (i.e., fill rate). However, the number of monetizable impressions or fill rate are both dependent on the ad load of a piece of content, which is not fixed. In order to enhance audience experience, BuzzFeed adjusts ad load on its owned & operated properties dynamically based on the availability of ads to be served. Additionally, BuzzFeed is not able to reliably measure the total number of monetizable impressions. On BuzzFeed’s owned & operated properties, BuzzFeed is able to measure the number of ad units requested on a page. However, the number of ad units requested does not necessarily correspond to the number of monetizable impressions. For example, when a user navigates to a page, multiple ad units are requested for the page, including some ad units that are immediately viewable by the user and some ad units that will only be viewable if the user continues to scroll down the page. Ad units are only monetizable if viewable by a user, so in instances where the user does not scroll to the bottom of the page the number of ad units requested will not correspond to total monetizable impressions. Further, BuzzFeed is not currently aware of a method of measuring the number of monetizable impressions or ad unit requests on YouTube and Facebook, and therefore is not able to disclose such information.

As BuzzFeed’s business and the industry continue to mature and additional user data becomes available, BuzzFeed will continue to assess whether disclosing additional key performance indicators regarding user engagement in addition to the Time Spent measure would provide useful information to investors in compliance with SEC rules, regulations and interpretations. BuzzFeed respectfully reaffirms that Time Spent is the primary measure that BuzzFeed management uses to evaluate the overall level of audience engagement with its content.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jason R. Sanderson at (415) 858-1332 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name:	Adam Rothstein
Title:	Executive Chairman

Enclosures

cc:	Dawn Belt (Fenwick & West LLP)
Daniel Harris (BraunHagey & Borden LLP)
Jason Sanderson (BraunHagey & Borden LLP)
Alice Hsu (Orrick, Herrington & Sutcliffe LLP)

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